

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via E-mail
Ms. Ren Ying
Chief Financial Officer
China Ginseng Holdings, Inc.
1562 Jie Fang Great Road
16 FL Zhongji Building, Suite 1062-1063
Nanguan District
Changchun City, China

> **Re: China Ginseng Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed October 4, 2012**
> **File No. 000-54072**

Dear Ms. Ren Ying:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director